Exhibit 99.1

G. WILLI-FOOD ANNOUNCES SHARE REPURCHASE PROGRAM

YAVNE, Israel – December 21, 2023 - G. Willi-Food International Ltd. (NASDAQ: WILC) (TASE: WILF) (the “Company” or “Willi-Food”), a global company that specializes in the development, marketing and international distribution of kosher foods, announces today that its Board of Directors has authorized a share repurchase program permitting the Company to repurchase up to $5 million of the Company's Ordinary Shares over the next six months.

The Ordinary Shares may be repurchased from time to time through various methods, including open market transactions, block trades, privately negotiated transactions or otherwise at the Company's discretion. The timing, number and value of Ordinary Shares repurchased will be determined by the Company's management based on various factors, including its evaluation of market and economic conditions, the market price of the Company’s Ordinary Shares, regulatory requirements and other considerations. The Company is not obligated to purchase any Ordinary Shares under the repurchase program, and the repurchase program may be increased, suspended or discontinued at any time without prior notice.

“We are very pleased to announce this repurchase program to benefit shareholders at a time when we believe our share is undervalued," said Willi-Food Chairman Zwi Williger and Willi-Food Chief Executive Officer Joseph Williger.  "The initiation of our share repurchase program reflects our confidence in our business and the long-term potential for Willi-Food and our commitment to maximize shareholder value," he added.

ABOUT G. WILLI-FOOD INTERNATIONAL LTD.

G. Willi-Food International Ltd. (http://www.willi-food.com) is an Israeli-based company specializing in high-quality, great-tasting kosher food products. Willi-Food is engaged directly and through its subsidiaries in the design, import, marketing and distribution of over 650 food products worldwide. As one of Israel's leading food importers, Willi-Food markets and sells its food products to over 1,500 customers and 3,000 selling points in Israel and around the world, including large retail and private supermarket chains, wholesalers and institutional consumers. The Company's operating divisions include Willi-Food in Israel and Euro European Dairies, a wholly owned subsidiary that designs, develops and distributes branded kosher, dairy-food products.

FORWARD LOOKING STATEMENT

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding our share repurchase program. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. These risks and other factors include but are not limited to: market and economic conditions, market price of the Company’s Ordinary Shares, regulatory issues, the war in Ukraine, the COVID-19 pandemic, disruptions to international commercial shipping and disruptions in commodity pricing monetary risks including changes in marketable securities or changes in currency exchange rates- especially the NIS/U.S. Dollar exchange rate, payment default by any of our major clients, the loss of one of more of our key personnel, changes in laws and regulations, including those relating to the food distribution industry, and inability to meet and maintain regulatory qualifications and approvals for our products, termination of arrangements with our suppliers, loss of one or more of our principal clients, increase or decrease in global purchase prices of food products, increasing levels of competition in Israel and other markets in which we do business, changes in economic conditions in Israel, including in particular economic conditions in the Company's core markets, our inability to accurately predict consumption of our products and changes in consumer preferences, our inability to protect our intellectual property rights, our inability to successfully integrate our recent acquisitions, insurance coverage not sufficient enough to cover losses of product liability claims, and risks associated with product liability claims. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2022, filed with the Securities and Exchange Commission on March 15, 2023. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.